Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-258134

Relating to Prospectus Supplement Dated February 2, 2022 to

Prospectus Dated August 6, 2021

LUMENT FINANCE TRUST ANNOUNCES PRELIMINARY FOURTH QUARTER AND FULL YEAR RESULTS

NEW YORK, Feb. 2, 2022 /PRNewswire/ — Lument Finance Trust, Inc. (NYSE: LFT) (“we”, “LFT” or “the Company”) today announced preliminary, unaudited results for the three months and year ended December 31, 2021 based on currently available information.

For the three months ended December 31, 2021, the Company estimates its net income attributable to common stockholders to be in the range of $2.2 million to $2.7 million, or $0.09 to $0.11 per basic and diluted share of common stock. For the three months ended December 31, 2021, the Company estimates Distributable Earnings to be in the range of $2.5 million to $3.0 million, or $0.10 to $0.12 per basic and diluted share of common stock. Distributable Earnings is a measure that is not prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). See below for an important additional discussion regarding Distributable Earnings including a reconciliation of estimated net income attributable to common stockholders to estimated Distributable Earnings.

For the year ended December 31, 2021, the Company estimates its net income attributable to common stockholders to be in the range of $7.2 million to $7.7 million, or $0.29 to $0.31 per basic and diluted share of common stock. For the year ended December 31, 2021, the Company estimates Distributable Earnings to be in the range of $9.5 million to $10.0 million, or $0.38 to $0.40 per basic and diluted share of common stock.

The Company estimates its book value as of December 31, 2021 to be in the range of $109.0 million to $109.5 million, or $4.37 to $4.39 per share of common stock, respectively. Book value and book value per share of common stock as of September 30, 2021 were $109.1 million and $4.37, respectively.

During the three months ended December 31, 2021, the Company collected 100% of interest payments due on its loan portfolio. Since the beginning of the novel coronavirus (“COVID-19”) pandemic, the Company has not granted a single forbearance nor has it experienced a single loan default. The Company expects its loan portfolio average risk rating as of December 31, 2021 to be 2.3 (Low Risk), which represents an improvement from the December 31, 2020 average of 3.1 (Average Risk), weighted by total loan exposure.

As of December 31, 2021, multifamily loans comprised approximately 92% of the Company’s loan portfolio, which represents an increase from 90% multifamily loans as of December 31, 2020.

During the three months ended December 31, 2021, the Company acquired and funded senior floating-rate loans totaling $336.2 million, all of which were senior mortgages collateralized by multifamily assets. The acquired loans had a weighted average spread to LIBOR of 3.21% and a weighted average LIBOR floor of 0.12%. During the three months ended December 31, 2021, the Company also received loan repayments totaling $137.4 million, resulting in a funded loan portfolio of $1,001.8 million as of December 31, 2021. The funded loan portfolio as of December 31, 2021 had a weighted average spread to LIBOR of 3.41% and a weighted average LIBOR floor of 0.49%. The Company continues to identify attractive commercial real estate (“CRE”) lending opportunities which the Company expects will allow it to deploy its capital base into assets that are consistent with its investment strategy.

During the year ended December 31, 2021, the Company acquired and funded senior floating-rate loans totaling $983.7 million and received loan repayments totaling $528.8 million. Comparatively, for the year ended December 31, 2020 the Company acquired and funded senior floating-rate loans totaling $57.6 million and received loan repayment totaling $145.5 million.

As of December 31, 2021, 99% of the Company’s floating-rate loan portfolio was subject to a LIBOR floor, of which 66% were greater than one-month LIBOR as of December 31, 2021, with a weighted average floor of 0.49%. The Company’s floating-rate CRE loan portfolio was financed with $833.8 million of investment grade notes issued through a match-term, non-mark-to-market CRE CLO. The Company had $14.7 million of available liquidity as of December 31, 2021 compared to $44.1 million and $11.4 million as of September 30, 2021 and December 31, 2020, respectively.

The preliminary estimates set forth herein are subject to change, including as a result of the completion of customary financial statement closing and review procedures for the three months and year ended December 31, 2021. As a result, the preliminary estimates set forth herein reflect the Company’s preliminary estimates with respect to such information, based on information currently available to management, and may vary materially from the Company’s actual financial results as of and for the three months and year ended December 31, 2021. Further, these preliminary estimates are not a comprehensive statement or estimate of the Company’s financial condition or operating results as of and for the three months and year ended December 31, 2021. These preliminary estimates should not be viewed as a substitute for complete financial statements prepared in accordance with GAAP and they are not necessarily indicative of the results to be achieved in any future period. Accordingly, you should not place undue reliance on these preliminary estimates.

These preliminary estimates are based upon a number of assumptions. Additional items that may require adjustments to these preliminary estimates may be identified and could result in material changes to these preliminary estimates. KPMG LLP, the Company’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary estimates. Accordingly, KPMG LLP does not express an opinion or provide any form of assurance with respect thereto. We do not intend to update or otherwise revise these preliminary estimates other than through the release of our report for the fourth quarter and year ended December 31, 2021.

Non-GAAP and Other Financial Measures

Distributable Earnings is a non-GAAP financial measure which we define as GAAP net income (loss) attributable to holders of our common stock, or, without duplication, owners of our subsidiaries, computed in accordance with GAAP, including realized losses not otherwise included in GAAP net income (loss) and excluding (i) non-cash equity compensation, (ii) depreciation and amortization, (iii) any unrealized gains or losses or other similar non-cash items that are included in net income for that applicable reporting period, regardless of whether such items are included in other comprehensive income (loss) or net income (loss), and (iv) one-time events pursuant to changes in GAAP and certain material non-cash income or expense items after discussions with our board of directors and approved by a majority of our independent directors.

While Distributable Earnings excludes the impact of any unrealized provisions for credit losses, any loan losses are charged off and realized through Distributable Earnings when deemed non-recoverable. Non-recoverability is determined (i) upon the resolution of a loan (that is, when the loan is repaid, fully or partially, or in the case of foreclosures, when the underlying asset is sold), or (ii) with respect to any amount due under any loan, when such amount is determined to be non-collectible.

We believe that Distributable Earnings provides meaningful information to consider in addition to our net income (loss) and cash flows from operating activities determined in accordance with GAAP. We believe Distributable Earnings is a useful financial metric for existing and potential future holders of our common stock as historically, over time, Distributable Earnings has been a strong indicator of our dividends per share. As a REIT, we generally must distribute annually at least 90% of our taxable income, subject to certain adjustments, and therefore we believe our dividends are one of the principal reasons stockholders may invest in our common stock.

Furthermore, Distributable Earnings help us to evaluate our performance excluding the effects of certain transactions and GAAP adjustments that we believe are not necessarily indicative of our current loan portfolio and operations, and is a performance metric we consider when declaring our dividends.

Distributable Earnings does not represent net income (loss) or cash generated from operating activities and should not be considered as an alternative to GAAP net income (loss), or an indication of GAAP cash flows from operations, a measure of our liquidity, or an indication of funds available for our cash needs. In addition, our methodology for calculating Distributable Earnings may differ from the methodologies employed by other companies to calculate the same or similar performance measures, and accordingly, our reported Distributable Earnings may not be comparable to the Distributable Earnings reported by other companies.

In addition, we calculate book value per share of our common stock as (i) our total stockholders’ equity computed in accordance with GAAP less the value of the issued and outstanding shares of our preferred stock at its stated liquidation preference of $25.00 per share, divided by (ii) the weighted average number of shares of our common stock issued and outstanding during the period, basic and diluted.

Reconciliation of Expected Distributable Earnings to Expected Net Income Attributable to Common Stockholders

The tables below reconcile an estimated range of Distributable Earnings, including per diluted weighted average share amounts to the estimated range of net income attributable to common stockholders, including per diluted share amounts, for the three months and year ended December 31, 2021. Totals and per share amounts may not foot due to rounding.

	Three Months Ended December 31, 2021
	$’s in millions	per Diluted Weighted Average Share
Estimated Net Income Attributable to Common Stockholders	$2.2 to 2.7	$0.09 to 0.11
Adjustments
Unrealized loss on mortgage servicing rights	0.1	-
Provision for income taxes	0.1	-
Estimated Distributable Earnings	$2.5 to 3.0	$0.10 to 0.12

	Year Ended December 31, 2021
	$’s in millions	per Diluted Weighted Average Share
Estimated Net Income Attributable to Common Stockholders	$7.2 to 7.7	$0.29 to 0.31
Adjustments
Unrealized loss on mortgage servicing rights	0.4	0.01
Purchase premium payoffs	0.2	0.01
Loss on extinguishment of debt	1.7	0.07
Recognized compensation expense related to restricted common stock	-	-
Provision for income taxes	0.1	-
Estimated Distributable Earnings	$9.5 to 10.0	$0.38 to 0.40

Non-GAAP Financial Measures

In this release, the Company presents certain financial measures that are not calculated according to generally accepted accounting principles in the United States (“GAAP”). Specifically, the Company is presenting distributable earnings, which constitutes a non-GAAP financial measure within the meaning of Item 10(e) of Regulation S-K and is net income under GAAP. While we believe the non-GAAP information included in this press release provides supplemental information to assist investors in analyzing our results, and to assist investors in comparing our results with other peer issuers, these measures are not in accordance with GAAP, and they should not be considered a substitute for, or superior to, our financial information calculated in accordance with GAAP. The methods of calculating non-GAAP financial measures may differ substantially from similarly titled measures used by other companies. Our GAAP financial results and the reconciliations from these results should be carefully evaluated.

About LFT

LFT is a Maryland corporation focused on investing in, financing and managing a portfolio of commercial real estate debt investments.  The Company primarily invests in transitional floating rate commercial mortgage loans with an emphasis on middle-market multi-family assets. LFT is externally managed and advised by OREC Investment Management, LLC d/b/a Lument Investment Management, a Delaware limited liability company.

Forward-Looking Statements

Certain statements included in this press release, any related webcast / conference call, and other oral statements made by our representatives from time to time may constitute forward-looking statements intended to qualify for the safe harbor contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. You can identify forward-looking statements by use of words such as “believe,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “continue,” “intend,” “should,” “may,” “will,” “seek,” “would,” “could,” or similar expressions or other comparable terms, or by discussions of strategy, plans or intentions. Statements regarding the following subjects, among others, may be forward-looking: the return on equity; the yield on investments; the ability to borrow to finance assets; and risks associated with investing in real estate assets, including changes in business conditions and the general economy. Forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us on the date of this press release or the date on which such statements are first made. Actual results may differ from expectations, estimates and projections. You are cautioned not to place undue reliance on forward-looking statements in this press release and/or any related webcast / conference call and should consider carefully the factors described in Part I, Item IA “Risk Factors” in our annual reports on Form 10-K, our quarterly reports on Form 10-Q, and other current or periodic filings with the Securities and Exchange Commission (“SEC”), when evaluating these forward-looking statements. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond our control. Additionally, many of these risks and uncertainties are currently amplified by and will continue to be amplified by, or in the future may be amplified by, the COVID-19 outbreak. Additional information concerning these and other risk factors are contained in our Annual Report on Form 10-K for the year ended December 31, 2020, which is available on the Securities and Exchange Commission’s website at www.sec.gov. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Charles Duddy
Managing Director
(646) 248-0174 | charles.duddy@lument.com